# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Workhorse Group Inc., CIK 0001425287
CUSIP: 98138J503
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 48443 ALPHA DRIVE #190, WIXOM, Michigan (MI), 48393
Date of event which requires filing of this statement: 08/25/2026
Amends the filing with accession number 0002097390-25-000004
Filed by CIK 0002097390
Persons authorized to receive notices and communications: Gary Magness, 4643 South Ulster Street, Suite 1400, Denver, Colorado (CO), 80237, 303.572.6400

## Reporting persons
- Motive GM Holdings II LLC (CIK 0002097390): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,129,800; shared voting power 0; sole dispositive power 8,129,800; shared dispositive power 0; aggregate amount beneficially owned 8,129,800 (65.4% of the class)
  Comment: All percentages are based on an aggregate of 10,928,585 shares of Common Stock (as defined below) as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer on August 13, 2026, plus, for each Reporting Person, the 1,500,000 shares of Common Stock issuable upon exercise of the Warrants, which are treated as outstanding pursuant to Rule 13d-3(d)(1)(i).
- MAGNESS GARY D (CIK 0000941542): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,129,800; sole dispositive power 0; shared dispositive power 8,129,800; aggregate amount beneficially owned 8,129,800 (65.4% of the class)
  Comment: All percentages are based on an aggregate of 10,928,585 shares of Common Stock (as defined below) as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer on August 13, 2026, plus, for each Reporting Person, the 1,500,000 shares of Common Stock issuable upon exercise of the Warrants, which are treated as outstanding pursuant to Rule 13d-3(d)(1)(i).
- GMIT Lending Company, LLC (CIK 0002104153): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); source of funds: other (OO); sole voting power 0; shared voting power 8,129,800; sole dispositive power 0; shared dispositive power 8,129,800; aggregate amount beneficially owned 8,129,800 (65.4% of the class)
  Comment: All percentages are based on an aggregate of 10,928,585 shares of Common Stock (as defined below) as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer on August 13, 2026, plus, for each Reporting Person, the 1,500,000 shares of Common Stock issuable upon exercise of the Warrants, which are treated as outstanding pursuant to Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Workhorse Group Inc.
Address of issuer's principal executive offices: 48443 ALPHA DRIVE #190, WIXOM, Michigan (MI), 48393
Comment:
This Amendment No. 1 ("Amendment") to Schedule 13D is filed jointly by Motive GM Holdings II LLC, a Delaware limited liability company ("MGMH II"), Gary Magness and GMIT Lending Company, LLC, a Colorado limited liability company ("GMIT Lending" and collectively with Mr. Magness and MGMH II, the "Reporting Persons"). MGMH II is the record holder of the shares of Common Stock of the Issuer. GMIT Lending is the majority member of MGMH II and Mr. Magness holds the remaining membership interest in MGMH II directly and Mr. Magness is the manager of MGMH II. The Schedule 13D was originally filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "SEC") on December 16, 2025 (the "Original Schedule 13D"). This Amendment is being filed to report changes in beneficial ownership of the Reporting Persons as a result of the acquisition by MGMH II of warrants to purchase an aggregate of 1,500,000 shares of the Company's Common Stock, with an exercise price equal to $10.00 per share (the "Warrants"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The response to Item 3 in the Original Schedule 13D is hereby amended to add the following after the last paragraph: The Reporting Persons acquired the Warrants reported herein as consideration pursuant to the Credit Agreement Amendments (as defined below).

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Original Schedule 13D is hereby amended to add the following after the last paragraph: On August 25, 2026, pursuant to Section 2.2 of each of Omnibus Amendment No.2 and the Cash Flow Amendment (each as defined below), the Issuer issued to MGMH II the Warrants, consisting of (i) a warrant to purchase 750,000 shares of Common Stock issued in connection with the additional borrowing of $10,000,000 made pursuant to that certain Omnibus Amendment No. 2, dated as of June 16, 2026, by and among the Issuer, as borrower, MGMH II, as lender, and the other parties thereto ("Omnibus Amendment No. 2"), and (ii) a warrant to purchase 750,000 shares of Common Stock issued in connection with the additional borrowing of $10,000,000 made pursuant to that certain Amendment No. 3 to Credit Agreement (Cash Flow), dated as of August 11, 2026, by and among the Issuer, as borrower, MGMH II, as lender, and the other parties thereto (the "Cash Flow Amendment", and together with Omnibus Amendment No. 2, the "Credit Agreement Amendments"). Each Warrant has an initial exercise price per share of $10.00, subject to certain customary adjustments for stock dividends, stock splits and similar actions. The Warrants are exercisable immediately and expire five years from the date of issuance.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information relating to the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in rows 11 - 13 of the cover pages of this Schedule 13D (including, but not limited to, footnotes to such information) and is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information relating to the number of shares of Common Stock as to which each Reporting Person has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or direct the disposition of is set forth in rows 7-10 of the cover pages of this Schedule 13D (including, but not limited to, footnotes to such information) and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The response to Item 6 in the Original Schedule 13D is hereby amended by deleting the penultimate sentence thereto and replacing it with the following: The Debt Financing Agreements originally provided for a $10 million revolving cash flow credit facility and a $40 million revolving customer order facility. The Debt Financing Agreements were subsequently amended by (i) that certain Omnibus Amendment No. 1, dated as of April 25, 2026, (ii) Omnibus Amendment No. 2 and (iii) the Cash Flow Amendment (each by and among Workhorse, as borrower, certain subsidiaries of Workhorse, as guarantors, and MGMH II, as lender), which amendments, among other things, (a) increased availability under the revolving cash flow credit facility from $10 million to $40 million and decreased availability under the revolving customer order facility from $40 million to $20 million; (b) deferred interest payments on certain borrowings; and (c) provided for the issuance of the Warrants pursuant to Omnibus Amendment No. 2 and the Cash Flow Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement dated as of December 15, 2025 (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on December 16, 2025).

99.2 Omnibus Amendment No. 1 dated as of April 25, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 27, 2026).

99.3 Omnibus Amendment No. 2 dated as of June 16, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on June 17, 2026).

99.4 Amendment No. 3 dated as of August 11, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 12, 2026).

99.5 Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on August 12, 2026).

## Signatures
- Motive GM Holdings II LLC: /s/ Gary Magness, Manager (08/25/2026)
- MAGNESS GARY D: /s/ Gary Magness, Individual (08/25/2026)
- GMIT Lending Company, LLC: /s/ Gary Magness, Manager (08/25/2026)